UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NuScale Power Corporation
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

67079K100
(CUSIP Number)

December 31, 2022
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67079K100	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Doosan Enerbility Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,902,061 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,902,061 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,061 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 3,902,061 shares of Class A common stock, par value $0.0001 per share, of NuScale Power Corporation (“Class A Common Stock”) directly held by Doosan Enerbility Co., Ltd. (“Doosan”).

(2)	Based on an aggregate of 51,871,216 shares of Class A Common Stock issued and outstanding as of November 7, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 14, 2022.

CUSIP No. 67079K100	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Next Tech 1 New Technology Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,677,787 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,677,787 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,677,787 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) [7.1]% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 3,677,787 shares of Class A Common Stock directly held by Next Tech 1 New Technology Investment Fund (“Next Tech 1”).

(2)	Based on an aggregate of 51,871,216 shares of Class A Common Stock issued and outstanding as of November 7, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022.

CUSIP No. 67079K100	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Next Tech 3 New Technology Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,866,209 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,866,209 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,866,209 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 3,866,209 shares of Class A Common Stock directly held by Next Tech 3 New Technology Investment Fund (“Next Tech 3”).

(2)	Based on an aggregate of 51,871,216 shares of Class A Common Stock issued and outstanding as of November 7, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022.

CUSIP No. 67079K100	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS BH Investment and Liberty Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,980,207 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,980,207 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,980,207 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 3,677,787 shares of Class A Common Stock directly held by Next Tech 1 and (ii) 302,420 shares of Class A Common Stock directly held by Next Tech 2 New Technology Investment Fund (“Next Tech 2”). BH Investment and Liberty Ltd. (“BHI”) is, together with IBK Securities Co., Ltd. (“IBKS”), the co-general partner of Next Tech 1 and Next Tech 2, with the right to vote or dispose of the shares of Class A Common Stock held by Next Tech 1 and Next Tech 2.

(2)	Based on an aggregate of 51,871,216 shares of Class A Common Stock issued and outstanding as of November 7, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022.

CUSIP No. 67079K100	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Dae Seok Bae
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,980,207 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,980,207 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,980,207 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 3,677,787 shares of Class A Common Stock directly held by Next Tech 1 and (ii) 302,420 shares of Class A Common Stock directly held by Next Tech 2. BHI is, together with IBKS, the co-general partner of Next Tech 1 and Next Tech 2, with the right to vote or dispose of the shares of Class A Common Stock held by Next Tech 1 and Next Tech 2. Dae Seok Bae is the sole controlling person of BHI and therefore is deemed to be an indirect beneficial owner of the shares of Class A Common Stock held by Next Tech 1 and Next Tech 2.

(2)	Based on an aggregate of 51,871,216 shares of Class A Common Stock issued and outstanding as of November 7, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022.

CUSIP No. 67079K100	Page 7 of 11 Pages

Explanatory Note:

This Amendment No. 2 amends and supplements the Schedule 13G previously filed by the Reporting Persons with the Securities and Exchange Commission on May 13, 2022 as amended and supplemented by the Amendment No. 1 filed on October 26, 2022 (the “Original Schedule 13G”). This Amendment No. 2 is being filed to report the sale of an aggregate of  1,280,498 shares of Class A Common Stock of the Issuer by certain of the Reporting Persons through December 31, 2022. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13G.

Item 1.	(a)	Name of Issuer:

NuScale Power Corporation, a Delaware corporation

(b)	Address of Issuer’s Principal Executive Offices:

6650 SW Redwood Lane, Suite 210

Portland, Oregon, 97224

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by:

(i)	Doosan Enerbility Co., Ltd. (“Doosan”);

(ii)	Next Tech 1 New Technology Investment Fund (“Next Tech 1”);

(iii)	Next Tech 3 New Technology Investment Fund (“Next Tech 3”);

(iv)	BH Investment and Liberty Ltd. (“BHI”); and

(v)	Dae Seok Bae

(each a “Reporting Person” and, collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of principal business office of each of the Reporting Persons is as follows:

Doosan

22, Doosanvolvo-ro, Seongsan-gu

Changwon-si 51711, Gyeongsangnam-do, Republic of Korea

Next Tech 1

11, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu

Seoul 05263, Republic of Korea

Next Tech 3

8, 301 Seocho-Daero, Seocho-Gu,

Seoul 06606, Republic of Korea

BHI and Dae Seok Bae

9F, 21, Yeouidaebang-ro 67-gil, Yeongdeungpo-gu

Seoul 07333, Republic of Korea

(c)	Citizenship:

See the response to row 4 of the cover page for each Reporting Person.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”)

(e)	CUSIP Number:

67079K100

CUSIP No. 67079K100	Page 8 of 11 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount Beneficially Owned: See the response to row 9 of the cover page for each Reporting Person.

(b) Percent of Class: See the response to row 11 of the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See the response to row 5 of the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote

See the response to row 6 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See the response to row 7 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See the response to row 8 of the cover page for each Reporting Person.

Doosan, Next Tech 1, Next Tech 3, BHI, and Dae Seok Bae are deemed beneficial owners of shares of Class A Common Stock.

Doosan is a publicly traded entity listed on the Korea Stock Exchange with no controlling shareholder.

CUSIP No. 67079K100	Page 9 of 11 Pages

On November 16, 2022, Doosan, Next Tech 1, and Next Tech 3 exercised the option to exchange their 3,902,061, 4, 241,765, and 4,512,729 shares of Class B Common Stock, each paired with one Class B Unit of NuScale Power, LLC, for 3,902,061, 4,241,765, and 4,512,729 shares of Class A Common Stock, respectively. Subsequently, through December 31, 2022, each of Next Tech 1, Next Tech 2 New Technology Investment Fund (“Next Tech 2”), and Next Tech 3 sold certain of their shares of Class A Common Stock. Each of Next 1, Next Tech 2, and Next Tech 3 also made certain sales of shares of Class A Common Stock after December 31, 2022; however, pursuant to the requirement in Rule 13d-2(b) under Securities Exchange Act of 1934, as amended, to report ownership as of December 31, 2022, such sales are not reflected in this Amendment No. 2.

BHI, as the co-general partner of Next Tech 1, Next Tech 2, and Next Tech 3, and Dae Seok Bae, as the controlling person of BHI, are deemed to be indirect beneficial owners of the shares of Class A Common Stock owned by Next Tech 1 and Next Tech 2.

BHI and IBK Securities Co., Ltd. (“IBKS”), the co-general partner of Next Tech 1 and Next Tech 2, exercise the right to vote or dispose of the shares of Class A Common Stock held by Next Tech 1 and Next Tech 2 by unanimous consent of the co-general partners.

Additionally, IBKS is the sole general partner of IBKS SME Accelerating Private Equity Fund, which is, together with YJA SME M&A Private Equity Fund and Whale No.1 SME M&A Private Equity Fund, the member of NuScale Korea Ltd. (“NuScale Ltd.”), the sole controlling person of NuScale Korea Holdings LLC (“NuScale Korea”), with the indirect right to vote or dispose of the shares of Class B Common Stock held by NuScale Korea as a result of its indirect membership interest in NuScale Korea. Industrial Bank of Korea, as the controlling person of IBKS, and the Republic of Korea Ministry of Economy and Finance, as the controlling person of the Industrial Bank of Korea, are deemed to be indirect beneficial owners of the shares of Class B Common Stock owned by NuScale Korea, and the shares of Class A Common Stock owned by Next Tech 1 and Next Tech 2.

NuScale LLC and Doosan are parties to a Master Services Agreement, dated as of April 29, 2019, in relation to manufacturing consulting services for the NuScale Power Module™. Relatedly, NuScale LLC and Doosan are parties to a Business Collaboration Agreement, dated as of July 31, 2019, as amended by the First Amendment to Business Collaboration Agreement, dated as of November 15, 2019, as further amended by the Second Amendment to Business Collaboration Agreement, dated as of December 19, 2019, and as further amended by the Third Amendment to Business Collaboration Agreement, dated as of July 5, 2021 (collectively, the “BCA”), pursuant to which the scope of Doosan’s preferential rights pursuant to such Master Services Agreement is increased based on investments previously made by Doosan, NuScale Korea, Next Tech 1, Next Tech 2 and Next Tech 3. Due to the current relationship among them with respect to the BCA, Doosan, NuScale Korea, Next Tech 1, Next Tech 2, and Next Tech 3 (as well as the other Reporting Persons as their indirect beneficial owners) disclaim their status as a “group” under Section 13(d) of the Exchange Act, with respect to the shares of Class A Common Stock or Class B Common Stock, as applicable, beneficially owned by each entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 67079K100	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2023

DOOSAN ENERBILITY CO., LTD.

By:	/s/ Sanghyun Park
Name:	Sanghyun Park
Title:	President

Next Tech 1 New Technology Investment Fund

By:	/s/ Dae Seok Bae
Name:	Dae Seok Bae
Title:	Director

Next Tech 3 New Technology Investment FunD

By: Its Co-General Partner BH INVESTMENT AND LIBERTY LTD.

By:	/s/ Dae Seok Bae
Name:	Dae Seok Bae
Title:	Director

By: Its Co-General Partner SB PARTNERS CO., LTD.

By:	/s/ Won Yong Jung
Name:	Won Yong Jung
Title:	Representative Director

By: Its Co-General Partner SAC PARTNERS CO., LTD.

By:	/s/ Chang Sun Son
Name:	Chang Sun Son
Title:	Director

BH Investment and Liberty Ltd.

By:	/s/ Dae Seok Bae
Name:	Dae Seok Bae
Title:	Director

/s/ Dae Seok Bae
Name:	Dae Seok Bae

CUSIP No. 67079K100	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement (filed as Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on May 13, 2022).